PAN AMERICAN SILVER CORP.

5.25% CONVERTIBLE UNSECURED SENIOR SUBORDINATED DEBENTURES

REDEMPTION NOTICE

TO:

Holders of 5.25% Convertible Unsecured Senior Subordinated Debentures (the “Debentures”) of Pan American Silver Corp. (the “Company”)

Note:

All capitalized terms used herein have the meaning ascribed thereto in the indenture mentioned below, unless otherwise indicated and all references to $ shall be to lawful money of the United States of America, unless otherwise indicated.

Notice is hereby given pursuant to section 3.4 of the trust indenture (the “Indenture”) dated as of July 30, 2003 between the Company and Computershare Trust Company of Canada (the “Trustee”) as amended by a supplemental indenture dated as of April 7, 2004, whereby the aggregate principal amount of U.S.$647,000 of the U.S.$647,000 of Debentures outstanding will be redeemed as of December 12, 2006 (the “Redemption Date”), upon payment of a redemption amount of U.S.$1,019.27 for each U.S.$1,000 principal amount of Debentures, being equal to the aggregate of (i) U.S.$1,000 (the “Redemption Price”), and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date (collectively, the “Total Redemption Price”).

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
510 Burrard Street

Vancouver, B.C.  V6C 3B9

Attention: Corporate Trust Department

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

In connection herewith, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Company shall, on the Redemption Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, the Total Redemption Price.

DATED: November 7, 2006

PAN AMERICAN SILVER CORP.

“Robert Pirooz” ROBERT PIROOZ General Counsel & Secretary	“Robert Doyle” ROBERT DOYLE Chief Financial Officer

PAN AMERICAN SILVER CORP.

OFFICER’S CERTIFICATE

TO:

COMPUTERSHARE TRUST COMPANY OF CANADA

Reference is made to the trust indenture (the “Trust Indenture”) dated as of July 30, 2003, as amended by a supplemental indenture dated as of April 7, 2004, between Pan American Silver Corp. (the “Corporation”) and Computershare Trust Company of Canada.  All capitalized terms not otherwise defined herein shall have the meanings set forth in the Trust Indenture.

I, ROBERT PIROOZ, as General Counsel & Corporate Secretary of the Corporation, hereby certify pursuant to Section 3.1.2 of the Trust Indenture and on behalf of the Corporation and not in my personal capacity (and without personal liability) that the Current Market Price (as defined in the Trust Indenture) at the date hereof was not less than 125% of the Conversion Price (as defined in the Trust Indenture).

Dated at the City of Vancouver, in the Province of British Columbia, this 7th day of November, 2006.

PAN AMERICAN SILVER CORP.

____”Robert Pirooz”______________

ROBERT PIROOZ

General Counsel & Corporate Secretary